THIRD AMENDMENT TO THE SECOND AMENDED AND RESTATED
BYLAWS
OF
ALLIANCE DATA SYSTEMS CORPORATION
a Delaware corporation
(the “Company”)
(Adopted as of February 17, 2009)

Sections 6.1, 6.1.1, 6.1.2 and 6.1.3 of the Second Amended and Restated Bylaws of Alliance Data Systems Corporation, as previously amended by the First Amendment to the Second Amended and Restated Bylaws and the Second Amendment to the Second Amended and Restated Bylaws, are hereby amended and restated in their entirety to read as follows:

Section 6.1 ELECTED OFFICERS. The Board shall elect a chairman of the board, a chief executive officer, a treasurer and a secretary (collectively, the “Required Officers”) having the respective duties enumerated below, and may elect such other officers having the titles and duties set forth below that are not reserved for the Required Officers or such other titles and duties as the Board may by resolution from time to time establish:

Section 6.1.1 CHAIRMAN OF THE BOARD. The chairman of the board shall be the ranking executive officer of the Company. The chairman of the board shall preside when present at all meetings of the stockholders and the Board. The chairman of the board shall advise and counsel the chief executive officer and other officers and shall exercise such powers and perform such duties as shall be assigned to or required of the chairman of the board from time to time by the Board or these Bylaws. The chairman of the board may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company. The chairman of the board may delegate all or any of his or her powers or duties to the chief executive officer, if and to the extent deemed by the chairman of the board to be desirable or appropriate.

Section 6.1.2 CHIEF EXECUTIVE OFFICER. The chief executive officer shall have general supervision of the affairs of the Company and general control of all of its business, subject to the supervision of the chairman of the board and ultimate authority of the Board, and shall see that all policies, orders and resolutions of the Board are carried into effect. The chief executive officer may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company. In the absence of the chairman of the board, the chief executive officer shall preside when present at all meetings of the stockholders and shall perform the duties and exercise the powers of the chairman of the board.

Section 6.1.3 PRESIDENT. The president shall be the chief operating officer of the Company and shall, subject to the supervision of the chairman of the board and the Board, have general management and control of the day-to-day business operations of the Company. The president shall put into operation the business policies of the Company as determined by the chief executive officer and the Board and as communicated to the president by such officer or body. The president shall make recommendations to the chief executive officer on all matters that would normally be reserved for the final executive responsibility of the chief executive officer or, if the president is also the chief executive officer, the president shall make such recommendations to the chairman of the board.